Douglas T. Holod

Direct Dial: (612) 672-8313

Direct Fax: (612) 642-4800

doug.holod@maslon.com

February 7, 2023

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch
Irene Barberena

Re:	Enservco Corporation (the “Company”)
Registration Statement on Form S-1
Filed January 17, 2023
File No. 333-269265

Ladies and Gentlemen:

This letter will respond on behalf of Enservco Corporation (the “Company”) to the comment letter dated January 31, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company on January 17, 2023 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter in addition to the oral comments provided to me by Liz Packebusch on January 31, 2023.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of Amendment No. 1, which has been marked to indicate the changes from the Registration Statement filed with the Commission on January 17, 2023.

Form S-1 filed January 17, 2023

General

1.

We note that you incorporate information by reference into your registration statement. However, since you have not yet filed your Form 10-K for the fiscal year ended December 31, 2022, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2022, and update this section accordingly.

The Company has revised the Registration Statement to include the disclosures required by Form S-1, without relying Instruction VII to Form S-1 to incorporate such disclosures by reference to previously filed Exchange Act reports.

MASLON LLP 3300 WELLS FARGO CENTER	90 SOUTH SEVENTH STREET	MINNEAPOLIS, MN 55402-4140	612.672.8200	MASLON.COM

2.

We note that your placement agent, Alliance Global Partners, will sell the securities on a “best efforts” basis. Please revise your cover page to state the date the offering will end and to disclose whether there are arrangements to place the funds in an escrow, trust or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

The Company has revised the cover page to state that the offering will end no later than three trading days from the date of the prospectus and that there is no escrow account. The Company has also made related disclosure in the Risk Factors under the caption “This offering is being conducted on a “best efforts” basis.”

3.

We note your disclosure that, on January 3, 2023, you received an official notice of noncompliance from the NYSE stating that the Company is noncompliant with Section 704 of the NYSE American Company Guide for failure to hold an annual meeting for the fiscal year ended December 31, 2021 by December 31, 2022. We further note your disclosure that the Company expects to hold its Annual Meeting in 2023, at which time the Company will regain compliance with NYSE American LLC’s continued listing standards. Please revise to include disclosure addressing any related risks to investors.

The Company has revised the disclosure under the caption “Recent Developments” to indicate that to the extent the Company does not hold its annual meeting in 2023, the Company will be out of compliance with the NYSE American listing standards and may be delisted from such exchange. Additionally, the Company has made similar disclosure in the Risk Factors under the caption “The liquidity and market price of our common stock may decline significantly if we are unable to maintain our NYSE American listing” which discloses the various risks to investors related to delisting from the NYSE American exchange.

4.	(Provided orally) Please indicate whether the Company is offering the securities on a continuous basis or whether the price of the securities will be established and fixed in the final prospectus.

The Company’s common stock (or pre-funded warrants in lieu thereof) and common warrants will not be offered on a continuous basis and the price of the securities will be established and fixed in the final prospectus. However, we note that the pre-funded warrant and common warrants being offered are exercisable for a five year term. Because the Registration Statement also relates to the offer of shares of common stock issuable upon exercise of the pre-funded warrants and common warrants, the box is checked on the cover page of the Registration Statement indicating that certain securities being registered are to be offered on a delayed or continuous base pursuant to Rule 415 under the Securities Act of 1933.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8313 or Doug.Holod@maslon.com.

Sincerely,

/s/ Douglas Holod
Douglas T. Holod

cc:	Richard Murphy (Enservco Corporation)
Mark Patterson (Enservco Corporation)
James Seery (Duane Morris LLP)

MASLON LLP 3300 WELLS FARGO CENTER	90 SOUTH SEVENTH STREET	MINNEAPOLIS, MN 55402-4140	612.672.8200	MASLON.COM